FROST BROWN TODD LLC

Attorneys

Kentucky · Ohio · Indiana · Tennessee

September 19, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Todd K. Schiffman Assistant Director

Re:	Porter Bancorp, Inc. Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-133198) Response to SEC Comments

Dear Mr. Schiffman:

On behalf of Porter Bancorp, Inc. (“Porter”), we hereby submit Amendment No. 6 to the above-referenced registration statement. The changes in the amendment principally reflect typographical and similar corrections, editing and updating of the number of outstanding shares since Amendment No. 5 was filed on August 29, 2006.

Porter and its underwriters plan to complete the offering as soon as the registration statement becomes effective. Accordingly, we would appreciate the staff’s indication that Porter and its underwriters may request acceleration of effectiveness at the earliest practicable time.

Please call me (telephone 502.568.0277) or my colleague C. Bradford Harris (telephone 859.244.3262) if you have any questions.

Sincerely, FROST BROWN TODD LLC

By:	/s/ Alan K. MacDonald
Alan K. MacDonald, Member

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